Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 15, 2021

Registration Statement 333-257843

Gatos Silver, Inc.

Marketed Offering of Common Shares

July 15, 2021

Gatos Silver, Inc. has filed a registration statement on Form S-1 (including a prospectus) with the United States Securities and Exchange Commission, under the U.S. Securities Act of 1933, as amended, with respect to these securities. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; or RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, NY 10281, or by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com. There shall not be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A final base shelf prospectus has been and a final prospectus supplement has been or will be filed with the securities regulatory authorities in each of the provinces of Canada, other than Québec that contain important information relating to the securities described in this document. Copies of the final base shelf prospectus and any applicable shelf prospectus supplement may be obtained from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. There will not be any sale or any acceptance of an offer to buy the securities until a final prospectus supplement to the base shelf prospectus is made available. This document does not provide full disclosure of all material facts relating to the Common Shares (as defined below). Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

Terms and Conditions

Issuer:	Gatos Silver, Inc. (“Gatos” or the “Company”).

Selling Shareholders:	Electrum Silver US LLC and Electrum Silver US II LLC (“Electrum” or the “Selling Shareholders”).

Offering:	Treasury offering of 8,930,000 common shares (“Common Shares”) Secondary offering of 2,500,000 Common Shares Total: 11,430,000 Common Shares

Offering Price:	US$14.00 per Common Share

Deal Size:	Treasury: US$125,020,000. Secondary: US$35,000,000. Total: US$160,020,000.

Over-Allotment Option:	The Company and the Selling Shareholders have granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the date of the prospectus on Form S-1, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. Proceeds from the exercised portion of the Over-Allotment Option, if any, will be provided to Gatos and the Selling Shareholders, on a pro-rata basis.

Use of Proceeds:	The Company intends to use the net proceeds of the offering, together with cash and cash equivalents and any necessary amount borrowed under the Revolving Credit Facility, to repay Gatos‘ attributable portion of the Los Gatos Joint Venture term loan and associated expenses and for general corporate purposes. The net proceeds from the Secondary offering will be paid directly to the Selling Shareholders. The Company will not receive any proceeds from the Secondary offering.

Form of Offering:

2-day marketed fully registered offering in the U.S. by way of Form S-1 Registration Statement and public offering in Canada by way of a (final) base shelf prospectus and prospectus supplement in each of the provinces of Canada, other than Québec.

Retained Interest:

Electrum currently holds 24,584,713 Common Shares, representing approximately 41.4% of the issued and outstanding shares. Following the closing of the Offering, Electrum will hold 22,084,713 Common Shares, representing approximately 32.3% of the issued and outstanding shares, assuming no exercise of the Over-Allotment Option.

Listing:	The issued and outstanding Shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “GATO.”

Eligibility:	Eligible for DPSPs, RDSPs, RESPs, RRIFs, RRSPs and TFSAs.

Joint Bookrunners:	BMO Capital Markets, Goldman Sachs, and RBC Capital Markets.

Commission:	4.5%

Closing Date:	July 19, 2021

The Company has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; or RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, NY 10281, or by telephone at (877) 822-4089 or by email at equityprospectus@rbccm.com. The information in this free writing prospectus supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus. In all other respects, this free writing prospectus is qualified in its entirety by reference to, and should be read in conjunction with, the preliminary prospectus included in the registration statement.